Contact:

phone 865.218.2250

email ron.nutt@ctimi.com

April 13, 2005

Via EDGAR

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Daniel F. Duchovny, Attorney-Advisor

Re:	CTI Molecular Imaging, Inc.
Schedule 14D-9-C filed March 18, 2005
Schedule 14D-9 filed April 1, 2005

Reference is made to the comment letter dated April 8, 2005 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) regarding the filings identified above. As requested in the Comment Letter, CTI Molecular Imaging, Inc. (“CTI”) hereby acknowledges the following:

•	CTI is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	CTI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CTI MOLECULAR IMAGING, INC.

/s/ Ronald Nutt

Ronald Nutt, Ph.D.

President & Chief Executive Officer

cc:	Jack H. McCall, Esq.
J. Vaughan Curtis, Esq.
Nils H. Okeson, Esq.